
March 29, 2012

Via E-mail
Rod A. Smith
President
Vault America, Inc.
629 E. Quality Drive, Suite 103
American Fork, Utah 84003

      **Re:    Vault America, Inc.**
              **Form 8-K**
              **Filed March 6, 2012**
              **Form 10-Q for Fiscal Quarter Ended January 31, 2012**
              **Filed March 13, 2012**
              **File No. 333-74928**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1.01. Entry into a Material Definitive Agreement, page 2

1. Please file a Form D for the sale of the GPDB Notes. See Securities Act Rule 503.

Item 2.01. Completion of Acquisition or Disposition of Assets, page 3

Item 5. Directors and Executive Officers, page 17

Involvement in Certain Legal Proceedings, page 19

2. Please confirm to us that, to the extent not already provided, you are not required to provide the disclosure required by Item 401(f) of Regulation S-K for each of the events enumerated in paragraph (1) through (8) of such item.

Item 6.  Executive Compensation, page 20

Summary Compensation Table, page 20

3.  We note that you have not provided any identification of the items included in the "All Other Compensation" column.  Please confirm to us that such identification is not required pursuant to Item 402(o)(7) of Regulation S-K.

Item 7.  Certain Relationships and Related Transactions, and Director Independence, page 20

4.  Please provide the disclosure required by Item 404(c) of Regulation S-K.

Item 9.  Market Price of and Dividends on Common Equity and Related Stockholder Matters, page 21

5.  We note the statement here and on page 8 that your common stock is eligible for quotation on the OTC Bulletin Board.  We also note that you are not required to file reports under Exchange Act Section 13 because your common stock is not registered under Exchange Act Section 12 and your reporting obligations under Exchange Act Section 15(d) are currently suspended.  Please provide us with your analysis for why you believe your common stock is eligible to be quoted on the OTC Bulletin Board pursuant to FINRA Rule 6530(a).

6.  In the third paragraph, please revise the number of shares of common stock reserved for issuance upon exercise of outstanding warrants to include the 24,000 warrants issued as part of the units on March 1, 2012 to the extent these warrants have not been exercised. If appropriate, please also make a corresponding change to the aggregate number of shares of common stock subject to outstanding options or warrants in the fourth paragraph.

Item 11.  Description of Registrant's Securities to be Registered, page 22

7.  We note that you have authorized shares of preferred stock.  Please provide the disclosure required by Item 202(a)(4) of Regulation S-K.

Item 13.  Financial Statements and Supplementary Data, page 23

8.  Please revise to provide or to expressly incorporate by reference the financial information required by Article 8 of Regulation S-X.

Item 9.01.  Financial Statements and Exhibits, page 24

9.  Please file the exhibits that are required by Item 601 of Regulation S-K for a Form 10 with respect to The Green Polkadot Box, Inc.  See Item 2.01(f) of Form 8-K and Item 15(b) of Form 10.

Financial Statements for The Green Polka Dot Box, LLC (A Development Stage Company), page F-1

Note 1 – Organization and Basis of Presentation, page F-8

Going Concern, page F-8

10. Filings containing accountant's reports that include an explanatory paragraph describing a going concern uncertainty should include prominent disclosure of the company's viable plans to overcome such difficulties.  Please disclose your expected demands for cash, and revise your disclosure regarding expected sources of cash to clarify whether you have commitments from your executive officers and directors or other parties to provide capital or loans.  See Section 607.02 of the SEC's Codification of Financial Reporting Policies.

Note 7 – Membership Agreements – Deferred Revenue, page F-15

11. Please tell us your basis in GAAP for classifying as deferred revenues, and ultimately as revenues: a) the $500 worth of bonus points issued to founding trust lifetime members upon payment of their initial $2,000 fee; and b) the additional $2,000 worth of reward points earned by these members over the 18 month period following payment of the lifetime membership fee.  It appears your accounting, over time, would result in the recognition of $4,500 of revenues per founding trust membership fee, when you only collected $2,000 per membership.

12. If some or all founding trust lifetime memberships were sold to related parties, please disclose this fact and also disclose the dollar amount of the related party transactions. See ASC 850-10-50-1.

Form 10-Q for Fiscal Quarter Ended January 31, 2012

13. We note that you filed Form 10-Q for the quarterly period ended January 31, 2012 on March 13, 2012 reporting the financial condition and results of operations of the former shell company/legal acquirer prior to the reverse merger transaction.  However, it is important to note that any reports filed after February 29, 2012, the date of the reverse acquisition, should not reflect the historical results of the former shell company/legal acquirer, but instead should parallel the financial reporting required under GAAP as if the private operating company/accounting acquirer were the legal successor to the your

reporting obligation as of the date of the acquisition.  As such, please confirm that going forward, you will report the financial condition and results of operations of the Company and its wholly-owned operating subsidiary, GPDB, and that historical financial statements will reflect the historical operations of GPDB.  Also, in light of your new fiscal year end of December 31, please confirm you plan to file, when due, the requisite first quarter Form 10-Q reporting the financial condition and results of operations of the Company and its wholly-owned operating subsidiary, GPDB, as of and for the three months ended March 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters.  Please contact Charles Lee at (202) 551-3427, Catherine Brown at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc:     Andrea Cataneo
        Sichenzia Ross Friedman Ference, LLP